

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 19, 2008

VIA U.S. MAIL AND FAX (408) 765-1845

Mr. Paul S. Otellini
President and Chief Executive Officer
Mr. Stacy J. Smith
Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549

> **Re:** **Intel Corporation**
> **Form 10-K for the year ended December 29, 2007**
> **Filed February 20, 2008**
> **Form 10-Q for the quarter ended March 29, 2008**
> **File No. 000-06217**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

Financial Statements, page 46

Note 2. Accounting Policies, page 51

Revenue Recognition, page 58

1.   We note that because of agreements granting distributors price protection rights and/or rights to return unsold products, you defer recognizing revenue on sales made to these distributors until the distributors sell the products to a third party. We note that when you defer recognizing revenue, you record a current liability on the balance sheet under "deferred income on shipments to distributors."

   ·   Please tell us and revise the note in future filings to clarify how you treat the costs of sales made to distributors. If you defer costs, tell us and revise future filings to disclose how the deferred costs are presented on your balance sheet.
   ·   Please tell us and disclose in future filings the methodology, if any, employed to evaluate that asset for impairment and the authoritative literature in US GAAP on which you base that policy.

2.   Please tell us and revise future filings to disclose the significant terms of your sales arrangement with distributors, including the return and price protection rights you grant; the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins. Tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

3.   Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the 'deferred income on shipments to distributors' caption of your balance sheets as of December 29, 2007 and March 29, 2008. In addition, as we note that impairments of the deferred costs and credits for changes in selling prices may be reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Form 10-Q for the quarter ended March 29, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Estimates, page 24

4.   We note your disclosure regarding Level 2 marketable debt instruments that are priced using indicator prices which represent non-binding market consensus prices. Please tell us more about these indicator prices, including how you obtain these amounts, what they represent and how you are able to corroborate these prices.

5.   Further, please also tell us about the indicator prices that you refer to with regards to the Level 3 assets and liabilities, including how these indicator prices are determined, how they differ from indicator prices related to Level 2 assets and liabilities, what they represent and how you determine they are appropriate.

6.   We note your disclosure that Level 3 assets and liabilities include marketable debt instruments, non-marketable equity investments, derivative contracts, and company issued debt whose values are determined using inputs that are both unobservable and significant to the values of the instruments being measured. Level 3 assets also include marketable debt instruments that are priced using indicator prices that you were unable to corroborate with observable market quotes. Please tell us and revise future filings to disclose the valuation techniques used, including the key assumptions considered in valuing the Level 3 assets.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant